SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                              Hartmarx Corporation
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                       (Name of Subject Company (Issuer))


                            The Lincoln Company LLC
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offeror))


                                  Common Stock
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                         (Title of Class of Securities)


                                   417119104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Spencer Hays
               c/o Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
                          One South Street, 27th Floor
                            Baltimore, Maryland 21202
                                 (410) 332-8573
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction Valuation                             Amount of Filing Fee
              N/A                                              N/A
--------------------------------------------------------------------------------

___  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_______________    Filing Party:________________________

Form or Registration No.:_____________    Date Filed:___________________________

 X   Check the box if the filing relates  solely to  preliminary  communications
---  made before the commencement of a tender offer.

___ Check the appropriate boxes below to designate any transactions to which the statement relates:

     ___  third party tender offer subject to Rule 14d-1.
     ___  issuer tender offer subject to Rule 13e-4.
     ___  going-private transaction subject to Rule 13e-3.
     ___  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ___

Contact:          Hope Sidman
                  Jim Fingeroth
                  Kekst and Company
                  (212)  521-4800

                                                           FOR IMMEDIATE RELEASE



                      STATEMENT BY THE LINCOLN COMPANY LLC

New York, New York, August 23, 2001 -- The Lincoln Company LLC stated today that it has received and reviewed the proposed Hartmarx confidentiality agreement. In its effort to facilitate a meeting between the two parties and to move forward with its $4.50 a share all cash offer, The Lincoln Company has informed Hartmarx (NYSE: HMX) of certain corrections to the proposed document, which if made, it is prepared to sign.

Lincoln said, "We are ready and look forward to the opportunity to meet with Bear Stearns and the Ad Hoc Committee of the Hartmarx Board of Directors to move forward with this transaction."

Investors and security holders are strongly advised to read the business combination statement regarding the offer referred to in this press release when it becomes available because it will contain important information. The Lincoln Company LLC will file this statement with the Securities and Exchange Commission
(SEC) at the appropriate time. Investors and security holders may obtain a free copy of the statement (when available) at www.sec.gov.

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